December 16, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (618) 656-0371

Mr. Larry W. Mosby
President and Chief Executive Officer
First Federal Financial Services, Inc.
300 St. Louis Street
Edwardsville, IL 62025

Re:	First Federal Financial Services, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
	File No.  000-50820

Dear Mr. Mosby:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, please provide us with the supplemental documentation we requested in response to this comment.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed March 31, 2005
Form 10-QSB filed May 16, 2005, August 9, 2005, and November 9,
2005

Exhibit 31 - Certifications

1. We note your certifications are not stated exactly as set forth under Item 601(b)(31) of Regulation S-B. Please revise your certification(s) in your next periodic filing to comply with all requirements under Item 601(b)(31) including removing the title of the certifying individual from the first line of the certification.

* * * * *

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Paula Smith (Staff Accountant) at (202) 551-3696 or me at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


      Sincerely,



      							John P. Nolan
      							Accounting Branch Chief

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Mr. Larry W. Mosby, President and Chief Executive Officer
First Federal Financial Services, Inc.
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